Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

December 3, 2024

BY EDGAR CONFIDENTIAL SUBMISSION OF LETTER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios

Liz Packebusch

Ranjit Singh Pawar

Kimberly Calder

John Coleman

Re:	Titan America SA

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted November 4, 2024

CIK No. 0002035304

Ladies and Gentlemen:

On behalf of our client, Titan America SA (the “Company,”), we wish to inform you that the Company has confidentially submitted a revised draft of the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement”) which relates to a proposed initial public offering of common shares of the Company. The Revised Draft Registration Statement reflects the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated November 19, 2024 as well as certain updated and supplemental information.

We have reproduced below in bold the Staff’s comments and have provided the Company’s responses following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Revised Draft Registration Statement. Unless otherwise indicated, page number references below refer to the Revised Draft Registration Statement.

Revised Draft Registration Statement on Form F-1

Financial Metrics and Financial Highlights, page 75

1.

We note you present Ratio of Net Debt to Adjusted EBITDA, a non-IFRS financial measure, in the Financial Metrics and Financial Highlights table. Please revise your disclosure to present, with equal or greater prominence, the most directly comparable IFRS financial measure, Ratio of Total Debt to Net income. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 30 and 76.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

Financial Metrics and Financial Highlights, page 76

2.

We note you present and discuss year-over-year changes in Free Cash Flow and Ratio of Net Debt to Adjusted EBITDA, non-IFRS financial measures, on page 76. Please revise your disclosure to present, with equal or greater prominence, the year-over-year changes in the most directly comparable IFRS financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 77 and 78.

Liquidity and Capital Resources, page 94

3.	We note your response to prior comment 8. Please tell us why you do not believe that agreements relating to your lease liabilities are material pursuant to Item 601(b)(10).

Response:

In response to the Staff’s comment, the Company respectfully informs the Staff that it believes its lease liabilities are not material pursuant to Item 601(b)(10) as they are immaterial in amount and made in the ordinary course of the Company’s business as a vertically integrated manufacturer and supplier of heavy building materials. The Company informs the Staff that its aggregate lease liabilities were less than 5% of its consolidated revenue for the year ended December 31, 2023 and are projected to be less than 5% of the Company’s projected consolidated revenue for the year ended December 31, 2024.

Exhibit 96.1, page II-2

4.

We note your response to prior comments 28 and 29. We are able to calculate your net revenue numbers in Table 19-1 based on the pricing data from Section 19.1.1 and the production parameters in Section 19.1.4, however we are unable to reconcile the operating expenses in Table 19-1 with the mining and processing costs and/or unit mining costs from Section 18. Please provide addition disclosure in this regard.

Please include process capital costs in section 18.

Additionally please provide a total column in Table 19-1.

Response:

In response to the Staff’s comment, the Company has included additional disclosure on pages 75, 76 and 80 of Exhibit 96.1.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

Exhibit 96.2, page II-2

5.

We note your response to prior comments 33 and 34. We are able to calculate your net revenue numbers in Tale 19-1 based on the pricing data from Section 19.1.1 and the production parameters in Section 19.1.5, however we are unable to reconcile the operating expenses in Table 19-1 with the mining and processing costs and/or unit mining costs from Section 18. Please provide addition disclosure in this regard.

Please include process capital costs in section 18.

Additionally please provide a total column in Table 19-1.

Response:

In response to the Staff’s comment, the Company has included additional disclosure on pages 69, 70 and 74 of Exhibit 96.2.

* * * *

We hope that the Company’s responses above adequately address the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Jeffrey D. Karpf at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2864 or jkarpf@cgsh.com or Lillian Tsu at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2130 or ltsu@cgsh.com.

Very truly yours,

/s/ Jeffrey D. Karpf
Jeffrey D. Karpf Partner

cc:	Bill Zarkalis

Chief Executive Officer, Titan America SA

Lillian Tsu

Cleary Gottlieb Steen & Hamilton LLP